CNote Group, Inc.

2323 Broadway

Oakland, California 94612

VIA EDGAR

February 24, 2021

Mr. David Gessert

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	CNote Group, Inc. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
File No. 024-11301

Dear Mr. Gessert:

We filed the above-referenced Offering Statement on February 18, 2021. Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on February 25, 2021 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Christina Roupas, the Company’s counsel at Winston & Strawn LLP, at (312) 558-3722. The Company authorizes Christina Roupas of Winston & Strawn LLP to orally modify or withdraw this request for qualification.

CNOTE GROUP, INC.

By:	/s/ Yuliya Tarasava
	Name:	Yuliya Tarasava
	Title:	Chief Operating Officer

cc:    Christina T. Roupas, Esq.